Global Markets & Investment Banking
World Financial Center North Tower New York, New York 10281-1305 212-449-6500
October 21, 2005
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	NxStage Medical, Inc.
Registration Statement No. 333-126711
Gentlemen:
On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:30 p.m. e.d.t on October 25, 2005, or as soon thereafter as possible, pursuant to Rule 430A.
The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated October 7, 2005.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	5,400
Dealers	45
Individuals & Corporations	1,678
MLPF&S Inc. Branch Offices	5,222

TOTAL	12,366	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
THOMAS WEISEL PARTNERS LLC
WILLIAM BLAIR & COMPANY, L.L.C.
JMP SECURITIES LLC
As Representatives

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:
Hugh H. Haynes Authorized Signatory